UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Ampco-Pittsburgh Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	1-898	25-1117717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Grant Street, Pittsburgh, PA	15219
(Address of principal executive offices)	(Zip Code)

(412) 456-4400

Registrant’s telephone number, including area code

Robert Downs Schultz (412) 456-4456

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01	Conflict Minerals Disclosure and Report

Ampco-Pittsburgh Corporation (hereinafter referred to as “the Corporation”) was incorporated in Pennsylvania in 1929. The Corporation, individually or together with its consolidated subsidiaries, is also referred to herein as “the Registrant.”

The Corporation classifies its business in two segments: Forged and Cast Rolls and Air and Liquid Processing. Among these business segments, sourced material containing tin and tungsten was used during the calendar year 2014 in the production and manufacturing of its products. The Corporation conducted in good faith a reasonable country of origin inquiry regarding those subject minerals, with such inquiry being designed to determine whether any of those subject minerals originated in the Democratic Republic of the Congo or an adjoining country (consisting of Angola, the Republic of the Congo, Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, and Zambia), as defined in Item 1.01(d)(1) of Form SD, or were from recycled or scrap sources, as defined in Item 1.01(d)(6) of Form SD. Following this reasonable country of origin inquiry, the Corporation determined which sourced materials were purchased that contained tin and/or tungsten, identified the suppliers of those materials, and made inquiries of those suppliers regarding the country of origin of the tin and/or tungsten contained in those materials.

Forged and Cast Rolls Segment

Union Electric Steel Corporation (hereinafter referred to as “UES”) produces forged hardened steel rolls used in cold rolling by producers of steel, aluminum and other metals throughout the world. It is headquartered in Carnegie, Pennsylvania.

Union Electric Steel UK Limited (hereinafter referred to as “UES UK”) produces cast rolls for hot and cold strip mills, medium/heavy section mills and plate mills in a variety of iron and steel qualities. It is located in Gateshead, England and is a major supplier of cast rolls to the metal working industry worldwide.

Air and Liquid Processing Segment

Aerofin Division of Air & Liquid Systems Corporation (hereinafter referred to as “Aerofin”) produces custom-engineered finned tube heat exchange coils related to heat transfer products for a variety of industries including fossil fuel and nuclear power generation, automotive, industrial process and HVAC. Aerofin is located in Lynchburg, Virginia.

Buffalo air Handling Division of Air & Liquid Systems Corporation (hereinafter referred to as “Buffalo Air Handling”) produces large custom air handling systems used in commercial, institutional and industrial buildings and is located in Amherst, Virginia.

Buffalo Pumps Division of Air & Liquid Systems Corporation (hereinafter referred to as “Buffalo Pumps”) manufactures a line of centrifugal pumps for the refrigeration and marine defense industries and is located in North Tonawanda, New York.

Reasonable Country of Origin Inquiry

The Corporation has conducted a good faith Reasonable Country of Origin Inquiry (hereinafter “RCOI”) for the ‘Conflict Minerals’ in the Products of the Corporation subject to Section 1502 of the Dodd-Frank Act. The purpose of this RCOI is to determine the origin of the minerals subject to the Act.

The Corporation uses a network of suppliers from numerous countries across multiple continents. The materials sourced from the Corporation’s suppliers are not purchased directly from the smelters where they originated. As such, the Corporation relies on information provided by its suppliers who are, in many cases, themselves sometimes several tiers separated from the smelter from the original minerals were smelted. Our suppliers (many of whom are not subject to the reporting requirements of this Act) rely on their suppliers to provide them with information regarding the materials that they source.

The first step of our RCOI constituted an assessment of our product line. We examined which of the products manufactured by the Corporation may contain any of the covered Conflict Minerals. We then identified which suppliers may have provided materials that potentially contained any of the subject Conflict Minerals. We then contacted each of these suppliers and informed them of our obligations with respect to SEC Conflict Minerals reporting regulations.

Our suppliers were sent the most recent due diligence template developed by the Electronic Industry Citizenship Coalition (hereinafter “EICC”) and the Global e-Sustainability Initiative (hereinafter “GeSI”), commonly referred to as the Conflict Mineral Report Template (hereinafter CMRT”).

Once the information was received from suppliers, we compiled all of the CMRTs and analyzed them individually and compared the smelters and refiners identified in the CMRT supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for the Subject Minerals tantalum, tin, tungsten and gold. Some of the results of this process are reflected in paragraphs below.

Results of Our Good Faith RCOI and Due Diligence Process

Based on the information obtained pursuant to the good faith RCOI and due diligence processes described above, we must characterize some of the Conflict Minerals used in our products as “DRC Conflict Undeterminable” and the remainder to be “DRC Conflict Free.” Despite our best efforts to follow up with certain Suppliers, we did not receive complete and thorough responses from all of our Suppliers. There are numerous reasons for our inability to receive complete responsiveness from our Suppliers: (1) we are wholly dependent on information received from our direct suppliers to conduct our good faith RCOI process, (2) many suppliers are not subject to the reporting requirements of this Act, (3) our suppliers operate with varying levels of sophistication and contact with the parties necessary to provide accurate information regarding the smelter location for all of the subject minerals, (4) it is difficult to require cooperation from suppliers who are, in some cases, multiple tiers away from the supplier that smelted the subject minerals.

Among the Ampco entities that use tin and/or tungsten, a total of 21 suppliers were identified through the Company’s due diligence process. Of those suppliers, 17 reported were able to report that the Subject Minerals that they sourced were “DRC Conflict Free” or fully originated from recycled or scrap sources. The remaining four suppliers provided insufficient information to make a determination of the origin of the Subject Minerals used in their products, although in each instance these suppliers found no evidence that any of their Subject Minerals were sourced from the Covered Countries. As such, the Subject Minerals sourced from these suppliers must be characterized as “DRC Conflict Undeterminable.”

As a result, we have not been able to identify all of the smelters from which our suppliers sourced the Subject Minerals. For the Subject Minerals which we were able to identify information about the smelter, we have noted that those smelters are currently on the conflict free smelters list (hereinafter “CFS List”) published by the CFSI.

Based on due diligence measures described above, Ampco-Pittsburgh has no reason to believe that its necessary Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

The following smelters were responsible for the Tin sourced by suppliers of UESC and ALSC:

Smelter Name & Country

Cooper Santa – (Brazil)

EM Vinto – (Bolivia)

Minsur – (Peru)

Mineracao Taboca S.A. – (Brazil)

Yunnan Tin Company, Ltd. – (China)

Malaysia Smelting Corporation (MSC) – (Malaysia)

Thaisarco – (Thailand)

PT Timah (Persero), Tbk – (Indonesia)

PT Tambang Timah (Mentok) – (Indonesia)

PT Tambang Timah (Kundur) – (Indonesia)

Metallo Chimique – (Belgium)

Thailand Smelting and Refining Co., Ltd. – (Thailand)

OMSA – (Bolivia)

PT Tinindo Inter Nusa – (Indonesia)

ENAF – (Bolivia)

PT Bukit Timah – (Indonesia)

White Solder Metalurgia e Mineracao, Ltda. – (Brazil)

Gejiu Non-Ferrous Metal Processing Co., Ltd. – (China)

The following smelters were responsible for the Tungsten sourced by suppliers of UESC and ALSC:

Smelter Name & Country

Guangzhou Huaxing Tungsten – (China)

Jiangxi Tungsten Industry Co., Ltd – (China)

Guangzhou Nonferrous Metals Smelting Co., Ltd – (China)

Chongyi Zhangyuan Tungsten Co., Ltd – (China)

Jiangxi Rare Earth & Rare Metals Tungsten Group Corp. – (China)

Ganzhou Jiangwu Ferrotungsten Co., Ltd. – (China)

Ganzhou Seadragon W & Mo Co., Ltd. – (China)

Ganzhou Non-ferrous Metals Smelting Co., Ltd. – (China)

Vietnam Youngsun Tungsten Industry Co., Ltd. – (Vietnam)

Based on the information obtained pursuant to our good faith Reasonable Country of Origin Inquiry and due diligence process, we compiled the following list of known countries of origin originating from the smelters listed:

Country of Origin

Belgium

Bolivia

Brazil

China

Indonesia

Malaysia

Peru

Thailand

Vietnam

Mitigate Risk

The Company intends to further mitigate risk in the future that the Subject Minerals in the Company’s products benefit any of the Covered Countries. We will continue to survey our Suppliers with the CMRT questionnaires and follow-up with any Supplier that warrants a further investigation. We will continue to encourage our suppliers to obtain the smelter/refinery name and location that processes the Subject Minerals and we will continue to encourage our Suppliers to implement reasonable sourcing practices utilizing only those supply chains that they are completely confident are “Conflict Free.”

Website Disclosure

This Form SD, including this Conflict Minerals Disclosure, is available at the Corporation’s website at www.ampcopittsburgh.com. The information on the Corporation’s website is not part of this Specialized Disclosure Report on Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Rose Hoover
Rose Hoover
Executive Vice President and Corporate Secretary

Dated: May 29, 2015